Dissolution of Investee Company

1. Details of Investee Company
- Korea Thrunet Co., Ltd.
- Representative Director: Mr. Kwon, Soon Yub
- Relationship with the Company: Affiliate
- Capital stock: KRW 257,836,065,000 (as of the end of June, 2005)
- Major business: Voice telephony, broadband Internet access, wireless telecommunications service, etc.

2. Investment amount (A): KRW 280,098,766,082
- Capital stock (B): KRW 2,310,675,900,000
- A/B: 12.12%

3. Number of shares held: 99,240,000 shares (as of the filing date)
- Shareholding ratio: 96.2%

4. Reason for dissolution: Thrunet will be merged with the Company

5. Date of dissolution: November 7, 2005

6. Effects on the Company:
- Thrunet will be dissolved once Thrunet is merged with the Company.
- Dissolution will maximize synergy effect by enhancing management efficiency, as well as strengthen competitiveness in the broadband Internet market.

7. Future plan: Merger to be completed on January 1, 2006

8. Large-scale Corporation Rules applicable: Yes

9. Others:
- Date of dissolution is the same as the date of BOD resolution for the merger